FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
        Registrant

Dated: April 10, 2006                                   By: /s/David Patterson/s/

Number: 005-06 3rd Floor, 157 Alexander Street Vancouver, BC Canada V6A 1B8 Telephone: (604) 684-0561 Facsimile: (604) 602-9311 info@coastportcapital.com www.coastportcapital.com

PRIVATE PLACEMENT TOTALLING $5.4 MILLION
FRANKFURT STOCK EXCHANGE LISTING

Vancouver, B.C., February 27, 2006 - Mr. David Patterson, President of Coastport Capital Inc. (TSXV-CPP), announces that the Company is undertaking a non-brokered private placement in the amount of $5,400,000. These funds will be raised by the Company issuing a total of 6,000,000 units at a price of $0.90 per unit. Each unit is comprised of one common share and a one-half common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of Coastport at a price of $1.10 for eighteen months.

The funds raised by way of this private placement will be used for general working capital and the Company's 2006 exploration programs on the Shyri and La Plata projects, located in Ecuador.

Finders’ fees will be payable in connection with the private placement.

Additionally, the Company has been listed for trading on the Frankfurt Stock Exchange (ISIN # CA19059P1045). The Company’s trading symbol on the Frankfurt Stock exchange is C1J.

The private placement is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF
COASTPORT CAPITAL INC.

David Patterson
President